UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Interactive Brokers Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

45841N 107

(CUSIP Number)

Thomas Peterffy

IBG Holdings LLC

One Pickwick Plaza

Greenwich, CT 06830

Copy to:

Richard Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 45841N 107

1.	Names of Reporting Person IBG Holdings LLC I.R.S. Identification No. 35-2296543

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,771,778 (1) 343,290,504 (2)

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 2,771,778 (1)

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,778 (1) 343,290,504 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.0%(3)

14.	Type of Reporting Person (See Instructions) HC

(1)	IBG Holdings LLC beneficially owns 2,771,778 shares of Class A Common Stock, which were acquired on July 24, 2015.

(2)

Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, IBG Holdings LLC, as the sole holder of the 100 outstanding shares of the issuer’s Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings LLC holds 343,290,504 IBG LLC membership interests.

(3)

IBG Holdings LLC’s beneficial ownership of 2,771,778 shares of Class A Common Stock represents approximately 4.3% of the outstanding shares of Class A Common Stock and approximately 0.7% of the voting power of the issuer. IBG Holdings LLC’s beneficial ownership of the 100 outstanding shares of the issuer’s Class B Common Stock entitles it to approximately 84.3% of the voting power of the issuer. In total, IBG Holdings LLC holds approximately 85.0% of the voting power of the issuer.

CUSIP Number 45841N 107

1.	Names of Reporting Person Thomas Peterffy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,771,778 (1) 343,290,504 (2)

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 2,771,778 (1)

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,778 (1) 343,290,504 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.0%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings LLC, beneficially owns 2,771,778 shares of Class A Common Stock, which were acquired on July 24, 2015. Beneficial ownership for this purpose includes the ability to vote the shares and the power to sell the shares. Mr. Thomas Peterffy has no economic interest in the shares of Class A Common Stock acquired on July 24, 2015. The economic interest in these shares accrues to those members of IBG Holdings LLC who redeemed their membership interests on July 24, 2015.

(2)

Pursuant to the Amended and Restated Certificate of Incorporation of the issuer, Mr. Thomas Peterffy, through his ownership of the voting membership interest in IBG Holdings LLC, beneficially owns all of the 100 outstanding shares of the issuer’s Class B Common Stock and accordingly is entitled to the number of votes equal to the number of IBG LLC membership interests held by IBG Holdings LLC at any given time. As of the date of this statement, IBG Holdings LLC holds 343,290,504 IBG LLC membership interests.

(3)

Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings LLC, beneficially owns 2,771,778 shares of Class A Common Stock, which represents approximately 4.3% of the outstanding shares of Class A Common Stock and approximately 0.7% of the voting power of the issuer. In addition, through his ownership of the voting membership interests in IBG Holdings LLC, Mr. Thomas Peterffy beneficially owns all of the 100 outstanding shares of the issuer’s Class B Common Stock and accordingly holds approximately 84.3% of the voting power of the issuer through such ownership. In total, Mr. Thomas Peterffy holds approximately 85.0% of the voting power of the issuer through his ownership of the voting membership interests in IBG Holdings LLC.

Introductory Note:  This Amendment No. 3 to the Schedule 13D (this “Amendment”) filed by IBG Holdings LLC (“IBG Holdings”) and Thomas Peterffy (together with IBG Holdings, the “Reporting Persons”) relates to the acquisition of 2,771,778 shares of Class A Common Stock of Interactive Brokers Group, Inc. (the “Company”) by the Reporting Persons on July 24, 2015.  This Amendment amends and supplements the Schedule 13D filed on May 17, 2007, which has been previously amended on November 18, 2013 and October 24, 2014 (the “Schedule 13D”) with respect to the Class A Common Stock of the Company.  Except as specified in this Amendment, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.  Security and Issuer

The third paragraph of Item 1 is hereby amended and restated to read as follows:

Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the “Restated Charter”), IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. As of the date of this statement, IBG Holdings holds 343,290,504 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 84.3% of the voting power of the Company.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock, which represent approximately 84.3% of the voting power of the Company.

The following paragraph is hereby added to Item 1:

On July 24, 2015, consistent with the terms of that certain Exchange Agreement entered into by and among the Company, IBG Holdings and IBG LLC and the former members of IBG LLC, previously filed as exhibit 99.3 to this Schedule 13D on May 17, 2007, as amended by that certain amendment previously filed as exhibit 10.1 to the Form 8-K filed on June 12, 2012 and as further amended by that certain amendment filed on July 24, 2015,  IBG Holdings acquired 2,771,778 shares of Class A Common Stock from the Company in exchange for 2,771,778 membership interests owned by IBG Holdings in IBG LLC and certain tax benefit payments as described in the tax receivable agreement between IBG Holdings and the Company and previously filed as exhibit 10.3 to Form 10-Q on June 15, 2007 (the “TRA”).  Such 2,771,778 shares of Class A Common Stock represent approximately 4.3% of the outstanding shares of Class A Common Stock and approximately 0.7% of the voting power of the Company.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns such 2,771,778 shares of Class A Common Stock, which represent approximately 0.7% of the voting power of the Company.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraph:

On July 24, 2015, IBG Holdings acquired 2,771,778 shares of Class A Common Stock in exchange for 2,771,778 membership interests owned by IBG Holdings in IBG LLC and certain tax benefit payments as described in the TRA.  It is intended that the shares of Class A Common Stock acquired by IBG Holdings will be sold in open market transactions and the proceeds used to purchase the IBG Holdings’ membership interests (or portions thereof) of certain of IBG Holdings’ members who have elected to redeem their IBG Holdings membership interests (or portion thereof).  The shares to be sold will be sold in open market transactions pursuant to a Rule 10b5-1 trading plan, more fully described in “Item 6—Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer” of this report.

Item 5.  Interest in Securities of the Issuer

Paragraph (b) of Item 5 is hereby amended and restated to read as follows:

(b) Rows (7) through (10) of the cover pages to the Schedule 13D/A set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

Paragraph (c) of Item 5 is hereby supplemented by adding the following paragraph:

On July 24, 2015, IBG Holdings acquired 2,771,778 shares of Class A Common Stock in exchange for 2,771,778 membership interests owned by IBG Holdings in IBG LLC and certain tax benefit payments as described in the TRA.  There were no other transactions in the Class A Common Stock by the Reporting Persons during the last sixty days.

Paragraph (d) of Item 5 is hereby supplemented by adding the following paragraph:

Messrs. Paul J. Brody, Chief Financial Officer and Director of the Company, Earl H. Nemser, Vice Chairman of the Board of the Company, Thomas A.J. Frank, Executive Vice President of the Company and Milan Galik, President and Director of the Company, are among the members of IBG Holdings who have elected to redeem a portion of their IBG Holdings membership interests in connection with the July 24, 2015 transaction and therefore have an interest in the proceeds of sale of 25,018.25, 100,000, 500,000 and 500,000 shares, respectively, of the Class A Common Stock to be sold pursuant to the 2015 Plan (defined in Item 6). Certain current and former employees of the Company and its subsidiaries also elected the redemption of a portion of their membership interests in IBG Holdings and therefore have an interest in the balance of the shares to be sold under the Plan. Neither Mr. Thomas Peterffy nor his affiliates have elected to redeem any of their IBG Holdings membership interests and therefore have no interest in the proceeds of sale of the shares of Class A Common Stock acquired by IBG Holdings on July 24, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph under subheading “Voting” of Item 6 is hereby amended and restated to read as follows:

Pursuant to the Restated Charter, IBG Holdings, as the sole holder of the 100 outstanding shares of the Class B Common Stock, is entitled to the number of votes equal to the number of IBG LLC membership interests held by it at any given time. Except as otherwise provided by law and the Restated Charter, the Company’s shares of Class A Common Stock and Class B Common Stock vote together as a single class.  As of the date of this statement, IBG Holdings holds 343,290,504 IBG LLC membership interests, and, as a result, the Class B Common Stock held by IBG Holdings represents approximately 84.3% of the voting power of the Company. Such percentage voting power is anticipated to decrease over time as a result of the exchange and redemption pursuant to the Exchange Agreement.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns all of the outstanding shares of the Class B Common Stock which represent approximately 84.3% of the voting power of the Company.

The following paragraphs are hereby added to Item 6 after the third paragraph under the subheading “Voting”:

On July 24, 2015, IBG Holdings acquired 2,771,778 shares of Class A Common Stock for sale for the benefit of certain of its members who elected to redeem a portion of their IBG Holdings membership interests. The shares of Class A Common Stock were acquired in exchange for 2,771,778 membership interests owned by IBG Holdings in IBG LLC and represent approximately 0.7% of the voting power of the Company.  We anticipate a proportional reduction in the voting power of IBG Holdings as a result of these intended sales in open market transactions of such shares pursuant to the 2015 Plan. Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, beneficially owns 2,771,778 shares of Class A Common Stock, which represent approximately 0.7% of the voting power of the Company.

In the aggregate, IBG Holdings holds approximately 85.0% of the voting power of the Company.  Mr. Thomas Peterffy, through his ownership of the voting membership interests in IBG Holdings, holds in the aggregate approximately 85.0% of the total voting power of the Company.

The following paragraph is hereby added to Item 6:

Rule 10b5-1 Trading Plan

On July 24, 2015, IBG Holdings entered into a Rule 10b5-1 trading plan (the “2015 Plan”) providing for the sale of 2,771,778 shares of Class A Common Stock acquired by IBG Holdings on July 24, 2015 in open market transactions. Under the terms of the 2015 Plan, Holdings intends to sell the 2,771,778 shares of Class A common stock over time at prevailing market prices.  The sales will occur until the earlier of the date on which all shares are sold, July 24, 2016 or the plan is terminated in accordance with its terms and Rule 10b5-1 of the Exchange Act and will be disclosed publicly in accordance with applicable securities laws, rules and regulations through appropriate filings with the Securities and Exchange Commission, as applicable. IBG Holdings and its members will have no control over the stock sales under the 2015 Plan.

Item 7.  Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2015	IBG HOLDINGS LLC

	By:	/s/Thomas Peterffy
Name: Thomas Peterffy
Title: Managing Member

Dated: July 24, 2015

/s/Thomas Peterffy
Thomas Peterffy